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                              June 16, 2021

       Steven Shum
       Chief Executive Officer
       INVO Bioscience, Inc.
       5582 Broadcast Court
       Sarasota, FL 34240

                                                        Re: INVO Bioscience,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-39701

       Dear Mr. Shum:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures
       Management's Report on Internal Control over Financial Reporting, page
43

   1. You disclose that you performed an assessment of your internal control over financial reporting as of
December 31, 2020 but we noted that you did not disclose management   s
                                                        definitive conclusion
on the effectiveness of your internal control over financial reporting as of that date. Please
amend the filing to include management's conclusion on the
                                                        effectiveness of your
internal control over financial reporting as of December 31, 2020.
                                                        Refer to Item 308(a)(3)
of Regulation S-K.
 Steven Shum
FirstName  LastNameSteven Shum
INVO Bioscience, Inc.
Comapany
June       NameINVO Bioscience, Inc.
     16, 2021
June 16,
Page 2 2021 Page 2
FirstName LastName
2.       In the requested amendment, please revise management   s report to
identify the version of
         the Committee of Sponsoring Organizations of the Treadway Commission
(COSO)
         Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308
         (a)(2) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.




                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences